

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2022

Dmitry Kozko
Chief Executive Officer
Motorsport Games Inc.
5972 NE 4th Avenue
Miami, FL 33137

>   **Re: Motorsport Games Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 1, 2022**
>   **File No. 333-262462**

Dear Mr. Kozko:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Serge V. Pavluk